August 22, 2025
Re:	Perion Network Ltd. Form 20-F for the Fiscal Year ended December 31, 2024 Filed March 25, 2025 File No. 001-51694

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Anastasia Kaluzienski Robert Littlepager

Dear Ms. Kaluzienski and Mr. Littlepage

Perion Network Ltd., an Israeli corporation (the “Company”), confirms receipt of the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F (the “Annual Report”) contained in the Staff’s letter dated August 20, 2025 (the “Comment Letter”).

In the Comment Letter, you requested that the Company respond to the comment contained therein within ten business days or advise the Staff when the Company will respond. The Company respectfully requests a ten business day extension of the original due date requested by the Staff in order to allow it to prepare a thorough and sufficient response to the Staff’s comment. We anticipate that the Company’s response will be submitted to your office no later than September 17, 2025.

Please do not hesitate to contact me at eladt@perion.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Elad Tzubery
Elad Tzubery

cc:       Michael Kaplan, Davis Polk & Wardwell LLP